EX99.11
CERTIFICATE OF QUALIFIED PERSON
I, Colin Webster, P. Eng., as an author of this report entitled “Feasibility Study Update NI 43-101 Technical Report for the Lynn Lake Project, Lynn Lake, Manitoba, Canada” prepared for Alamos Gold Inc. (“Alamos”) and with an effective date of August 2, 2023, do hereby certify that:
1.I am employed as Vice President, Sustainability and External Affairs for Alamos Gold Inc., located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3;
2.I received a Bachelor of Science in Mining Engineering from in Queen’s University (Kingston, Ontario) in 1990 and a diploma in Environmental Technology from Fanshawe College (London, Ontario) in 1994;
3.I am a registered member of the Professional Engineers of Ontario (PEO licence no 90498825). I have worked as an Engineer for more than 26 years since my graduation. I have worked mainly in environmental management and sustainability within the mining and consulting industries for different companies with increasing levels of responsibilities;
4.I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43‑101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43‑101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43‑101;
5.I have been an employee of Alamos since January 2016;
6.I visited the Lynn Lake Project during 2016 – 2023 and most recently on June 13, 2023;
7.I am the author of Sections 20, of the NI 43‑101 report entitled “Feasibility Study Update NI 43-101 Technical Report for the Lynn Lake Project, Lynn Lake, Manitoba, Canada" with an effective date of August 2, 2023;
8.I have no personal knowledge, as of the date of this certificate, of any material fact or change, which is not reflected in this report;
9.I am not independent of the issuer, as described in Section 1.5 of NI 43-101;
10.I have prepared this Technical Report in compliance with National Instrument 43-101 and in conformity with generally accepted Canadian mining industry practices. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading; and
11.I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 22nd day of August 2023
(Signed & Sealed) “Colin Webster”
(Original signed)
Colin Webster, P.Eng. (PEO no 90498825)